United States securities and exchange commission logo





                     November 6, 2023

       Charles Federman
       Chief Executive Officer and Director
       SILVERspac Inc.
       7 World Trade Center, 10th Floor
       250 Greenwich Street
       New York, NY 10007

                                                        Re: SILVERspac Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-40783

       Dear Charles Federman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction